Exhibit 99.1

RISE Education Announces Management Change

BEIJING, Nov. 09, 2018 (GLOBE NEWSWIRE) — RISE Education Cayman Ltd (“RISE” or the “Company”) (NASDAQ: REDU), a leading junior English Language Training (“ELT”) provider in China, today announced that Ms. Chelsea Qingyan Wang has decided to resign from her role as the Company’s Chief Financial Officer (CFO), due to personal reasons. Ms. Jiandong Lu will assume the role of the CFO while retaining her position as the Chief Operating Officer of the Company. Ms. Chelsea Wang will remain with the Company until December 31, 2018 to ensure a smooth transition.

“On behalf of the Company, I would like to thank Ms. Chelsea Qingyan Wang for her contribution to RISE’s growth and development over the years. We wish her the best in her future endeavors,” stated Mr. Yiding Sun, the Chief Executive Officer of RISE. “We are confident that Ms. Jiandong Lu is well positioned to take over the CFO role with her extensive experiences in the financial service sector and her expertise in capital markets.”

About RISE Education

RISE Education Cayman Ltd is a leading junior English Language Training (“ELT”) provider based in Beijing. Founded in 2007, the Company pioneered the application of the “subject-based learning” philosophy in China, which uses language arts, math, natural science, and social science to teach English in an immersive environment that helps students learn to speak and think like a native speaker. Primarily through three flagship courses, Rise Start, Rise On, and Rise Up, the Company provides ELT to students aged three to six, seven to twelve and 13 to 18, respectively. The Company’s highly scalable business model includes both self-owned and franchised learning centers. For more information, please visit http://en.risecenter.com/.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about RISE and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract new students and retain existing students, its ability to maintain or enhance its brand, its ability to compete effectively against its competitors, its ability to execute its growth strategy, its ability to introduce new products or enhance existing products, its ability to obtain required licenses, permits, filings or registrations, its ability to grow or operate or effectively monitor its franchise business, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and RISE undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although RISE believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by RISE is included in RISE’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 filed in connection with its initial public offering.

Investor Relations Contact

Mei Li

RISE Education

Tel: +86 (10) 8559-9160

Email: riseir@rdchina.net

Jack Wang

ICR, Inc.

Tel: +1 (347) 436-8371

Email: riseir@rdchina.net

Media Relations Contact

Edmond Lococo

ICR Inc.

Tel: +86 (10) 6583-7510

Email: Edmond.Lococo@icrinc.com

Source: RISE Education Cayman Ltd